Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 23, 2007

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

PRESS RELEASE Paris, February 22, 2007

FULL YEAR 2006 RESULTS
     Net income doubled
Payment of an exceptional dividend
Bright outlook for 2007

Euros in Millions
(except EPS and E/ADS)
	2006	2005	Change

Backlog at December 31	10,272.8	11,169.5	- 8.0%
Revenues	6,926.5	5,376.1	+28.8%
Operating Income	360.1	231.0	+55.9%
Net Income	200.1	93.3	+114.5%
Fully Diluted EPS (€)	1.95	1.11	+75.7%
Fully Diluted E/ADS ($)	2.57	1.32	+75.7%

On February 21, 2007, Technip’s Board of Directors approved the audited full year 2006 consolidated accounts.

Daniel Valot, Chairman and CEO, commented: “We met and actually exceeded our 2006 financial targets, despite tight market conditions that affected the prices and delivery schedules of our vendors and sub-contractors. Overall, thanks to the strong increase in its operational performance and to a reduction of financial charges, the Group generated net earnings which are more than twice those of 2005.

In this context, the Board of Directors has decided to propose to the General Shareholders Meeting a 14% increase in the annual dividend bringing it to EUR 1.05 per share and to pay an exceptional dividend of EUR 2.10 per share in order to fulfil the commitment made last year to return to our shareholders the cash balance created by the conversion of the convertible bonds.

The markets in which Technip is a leading service provider remain buoyant. In order to cope with a rising demand, Technip continues to grow its workforce, and to expand the capacity of its manufacturing facilities and of its subsea construction and pipelaying assets. Between the summer 2006 and the year 2010, Technip fleet will add five new vessels.

After having stabilized our backlog in 2006, our target for the full year 2007 is to manage its growth by focusing on the most attractive projects. We anticipate moderate revenue growth and further operating income improvement.”

I. OPERATIONAL HIGHLIGHTS

A. ORDER INTAKE

In 2006, Technip’s order intake reached € 6,143.1 million, compared to € 9,806.3 million in 2005. Listed below are the main contracts that came into force in 2006 along with their approximate value (Group share) if publicly disclosed:

  a contract with Qatar Petroleum, ConocoPhilips and Shell for the Qatargas III and IV LNG(1) project (USD 1,600 million), a contract with RasGas Company Limited on behalf of ExxonMobil for a gas processing facility (AKG-2) located in Qatar (USD 640 million), two contracts with Shell for the Perdido field development, Gulf of Mexico, one for a Spar and the second for the umbilicals, a cost plus fee SURF(2) contract with Origin Energy Resources for the Kupe Gas project, New Zealand (approximately USD 200 million), a SURF contract with Woodside for the Vincent field, Australia, a SURF contract with BHP Billiton for the Stybarrow field, Australia (USD 160 million), a contract with Map Ta Phut Olefins Co., for ethylene furnaces, Thailand (EUR 120 million), a contract with Oilexco and Maersk for the Brenda and Affleck North Sea Field developments (EUR 95 million), a contract with PKN Orlen for a hydrodesulphurization plant in Poland (EUR 67 million), a SURF contract with Sonangol for the Gimboa field, Angola (EUR 56 million), a Project Management Consulting (PMC) contract with Ecopetrol for the Barrancabermeja refinery, Colombia (approximately EUR 40 million), a SURF contract with Mariner Energy Inc. for the Bass Lite field, Gulf of Mexico, a SURF contract with British Gas for the North Coast Marine Area development, offshore Trinidad, a contract with Ryssen for a bioethanol plant in Dunkerque, France, three contracts with Diester Industrie for three new biodiesel units in Saint-Nazaire, Rouen and Bordeaux, France, an engineering service contract with Saudi Aramco for Jubail refinery FEED studies, Saudi Arabia, and, two engineering contracts with BP for PTA(3) plants located at Geel, Belgium, and in Guangdong Province, China.

_________________________________________
(1) LNG: Liquefied Natural Gas
(2) SURF: Subsea Umbilicals, Risers and Flowlines

At December 31, 2006, the Group backlog amounted to € 10,272.8 million, compared to € 11,169.5 million at the end of 2005. The breakdown of the backlog, at December 31, 2006, is as follows:

-	SURF	26.5%	(4)
-	Offshore-Facilities	7.2%
-	Onshore-Downstream	64.7%
-	Industries	1.6%

B. PROJECTS, RESOURCES AND ASSETS

In the SURF segment, ongoing projects are progressing in a satisfactory manner. In Angola, Total’s Dalia field started production on December 13th, 2006 and Technip’s vessel Deep Blue successfully completed the installation work on the Greater Plutonio field on the BP-operated Block 18. In New Zealand, the Pohokura SURF installation was completed.

In the Offshore Facilities segment, 2006 was a very productive year with the topsides floatover installations on the East Area and Amenam II projects in Nigeria, the P52 project in Brazil and the Kikeh project in Malaysia. All of these technically complex operations were successfully performed. As for the Akpo FPSO in Nigeria, the project is progressing as per our expectations: early February 2007, the construction of the hull was completed by Hyundaï, which is now working on the fabrication of the topsides.

In the Onshore-Downstream segment, several projects have been completed and delivered to clients in 2006 including the Gonfreville project in France and the NEB project in Abu Dhabi. The start-up of the first industrial scale Gas-To-Liquids plant (GTL) in Qatar which proved to be longer and more complex than expected, was effective in January 2007. In Qatar and Yemen, the construction of the LNG (Liquified Natural Gas) plants is progressing well: at year-end 2006, more than 44,000 workers were busy on the Ras Laffan and Bal Haf sites.

In the Industries segment, projects engineering is progressing well, and the Compiegne (France) biofuel plant was completed.

In order to cope with the rising demand of its services, the Group continued to strengthen:

  its staff: the total workforce exceeded 22,000 people at the end of 2006, versus 20,900 at the end of 2005 and 19,100 one year earlier, its production capacity by increasing by 50% and 20% respectively its flexible pipe manufacturing capacity in Vitoria, Brazil, and Le Trait, France, its sub-sea pipeline installation and construction assets with the addition of several new vessels.

Pursuing its non-core asset disposal policy, the Group sold its construction yard located in Corpus Christi, Texas at the beginning of 2006.

In February 2007, the Remotely Operated Vehicle construction activity which was managed by two Technip subsidiaries, Perry Slingsby Ltd and Perry Slingsby Inc, was sold. This disposal, for a total price of $ 78 million, generated after $ 10 million goodwill amortization, a pre-tax capital gain of around $ 15 million which will be booked in the 2007 first quarter.

_________________________________________
(3) PTA: Purified Terephtalic Acid
(4) Concerning long term frame agreement for offshore inspection repair and maintenance, Technip books in its backlog the estimated expected value of these activities for the upcoming year of execution only.

II. FINANCIALS

A. FULL YEAR 2006

1) Revenues

At EUR 6,926.5 million, 2006 revenues were up 28.8% compared to 2005.

  SURF revenues came to EUR 2,209.2 million, up 22.9% compared to 2005, mainly generated by the Dalia UFL and Greater Plutonio (Angola), Fram Ost, Vilje and Brenda (North Sea), Bidao and PDET (Brazil), Agbami (Nigeria), Stybarrow and Pohokura (Oceania) projects.
  Offshore Facilities revenues were EUR 1,195.5 million, up 18,0% compared to 2005. The main contributors were the Akpo FPSO project in Nigeria, the Tahiti (Gulf of Mexico) and Kikeh (Malaysia) Spar projects and the TPG 500 delivered for the BP- operated Shah Deniz project (Azerbaïdjan).
  Onshore-Downstream activities showed the highest revenue growth thanks to the strong 2005 order intake in this business segment. From EUR 2,318.2 million in 2005, revenues jumped 43.1% to EUR 3,317.8 million in 2006. Close to one third of this revenue was generated by the LNG projects in Qatar and Yemen. Other main contributors were the Horizon heavy oil project in Canada, the three ethylene steam- crackers projects in Qatar, Kuwait and Saudi Arabia, as well as the refinery in Vietnam.
  In the Industries segment, following the repositioning performed over the last few years, revenues were down 17.4%. Revenues mainly came from two metals and mining projects: Koniambo in New Caledonia, and Sangaredi in Guinea.
2) Operating income

Up 55.9% year-on-year, Group operating income reached EUR 360.1 million. The operating margin ratio was 5.2%, showing a significant progress compared to the 4.3% level recorded in 2005.

  The biggest increase came from the SURF activity, which was penalized in 2005 by a one-off charge. Operating income was EUR 213.5 million, up 79.7% compared to 2005. The operating margin ratio rose up 9.7%, compared to 6.6% a year ago.
  Offshore Facilities operating income was EUR 83.8 million, three times higher than in 2005. The operating margin ratio was 7.0% compared to 2.7% one year earlier.
  Excluding the GMF capital gain, the operating margin ratio stood at 5.2%.
  Onshore-Downstream operating income was EUR 73.8 million, a year-on-year decrease of 16.4%. For the full year, the operating margin ratio was 2.2% compared to 3.8% in 2005. This lower performance is due to the fact that a significant part of revenues came from new contracts. Technip’s margin recognition policy recognizes very little margin from new contracts. As these projects progress, the operating margin ratio increases through time and should continue to grow in 2007.
  In the Industries business segment, operating income was EUR 11.3 million, up 88.3% from the previous year. Operating margin ratio was 5.5%, thus confirming the recovery started in 2005 when operating margin ratio was 2.4%.

  Corporate showed a charge of EUR 22.3 million, compared to EUR 9.2 million charge in 2005. This is the result of the one-off cost of the implementation of the Sarbanes-Oxley compliance program (EUR 14.9 million in 2006).
3) Results

Net financial charges, EUR 61.5 million were down 30.7% compared to 2005. This is mainly due to the conversion of convertible bonds into equity which took place at the end of March 2006.

Income tax was EUR 94.1 million compared to EUR 43.5 million in 2005. The nominal tax rate stoods at 31.5% compared to 30.6% a year ago.

As per application of IFRS 3, an exceptional goodwill reduction amounted to EUR 9 million was accounted as a non cash tax charge.

Net income was EUR 200.1 million, an increase of 114.5% compared to 2005.

Fully diluted EPS and E/ADS were EUR 1.95 (up 75.7%) and USD 2.57 (up 75.7%), respectively (compared to EUR 1.11 and USD 1.32, respectively, one year earlier). Excluding the exceptional goodwill reduction, EPS was EUR 2.03 in 2006 (82.9%) .

Full year 2006 net income reconciled to U.S. generally accepted accounting principles (U.S. GAAP) amounted to EUR 213.3 million.

4) Cash, Capex and Balance Sheet

During the year 2006, net cash position grew from EUR 668.1 million to EUR 1,540.3 million (up 130.5%) . This increase in net cash was primarily due to the conversion of the convertible bonds into shares (EUR 598.1 million), cash generated from operations (EUR 352.6 million) which was significantly higher than in 2005 (EUR 275.8 million), and the change in the working capital (EUR 594.2 million). Dividends paid in 2006 came to EUR 141.7 million, including the 2007 dividend down payment paid in December 2006. Share buy-backs amounted to EUR 304.5 million and capital expenditures to EUR 157.2 million.

Shareholders’ equity at December 31, 2006 was EUR 2,401.3 million, up 22.9% compared to December 31, 2005.

B. FOURTH QUARTER 2006

Revenues were up 43.2% at EUR 1,982.3 million, compared to EUR 1,384.2 million during the same period in 2005.

Operating income increased 270.7% year-on-year at EUR 113.8 million, and included a charge of EUR 8.5 million related to implementation of the Sarbanes-Oxley compliance program. Operating margin ratio stood at 5.7% .

Net financial charges amounted EUR 16.7 million, down compared to the fourth quarter of 2005 (EUR 31.5 million).

Income tax was a charge of EUR 30.7 million compared to a tax credit of EUR 3.7 million during the fourth quarter of 2005.

Net income was EUR 63.0 million, much higher than in 2005 (EUR 1.4 million).

Fully diluted EPS and E/ADS were EUR 0.58 and USD 0.77 respectively (compared to EUR 0.12 and USD 0.14, respectively, one year earlier).

Fourth quarter 2006 net income reconciled to U.S. generally accepted accounting principles (U.S. GAAP) amounted to EUR 52.8 million.

III. DIVIDENDS AND SHARE BUY- BACKS

Since the conversion of the convertible bonds in March 2006, Technip purchased 6,830,987 shares for a total of EUR 303.9 million, and cancelled 5,569,409 treasury shares in December 2006.

On December 21, 2006, an advance payment on the 2006 dividend amounting to 0.50 euro per share, was paid.

Since January 1st, 2007, Technip has repurchased an additional 1,116,794 shares for EUR 55.7 million.

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The information package on full year 2006 and fourth quarter results includes this press release and the annexes which follow as well as the presentation published on the Group's web site (www.technip.com).

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Cautionary note regarding forward-looking statements

This presentation contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, or statements of future expectations; within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations concerning future results and events and generally may be identified by the use of forward-looking words such as “believe”, “aim”, “expect”, anticipate”, “intend”, “foresee”, “likely”, “should”, “planned”, “may”, “estimates”, “potential” or other similar words. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Risks that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: our ability to successfully continue to originate and execute large integrated services contracts, and construction and project risks generally; the level of production-related capital expenditure in the oil and gas industry as well as other industries; currency fluctuations; interest rate fluctuations; raw material, especially steel, price fluctuations; the timing of development of energy resources; armed conflict or political instability in the Arabian-Persian Gulf, Africa or other regions; the strength of competition; control of costs and expenses; the reduced availability of government-sponsored export financing; loses in one or more of our large contracts; U.S. legislation relating to investments in Iran or elsewhere that we seek to do business; changes in tax legislation; intensified price pressure by our competitors; severe weather conditions; our ability to successfully keep pace with technology changes; our ability to attract and retain qualified personnel; the evolution, interpretation and uniform application and enforcement of International Financial Reporting Standards (IFRS), according to which we prepare our financial statements as of January 1, 2006; political and social stability in developing countries; competition; supply chain bottlenecks; the ability of our subcontractors to attract skilled labor; and our ability to manage and mitigate logistical challenges due to underdeveloped infrastructure in some countries where are performing projects.

Some of these risk factors are set forth and discussed in more detail in our Annual Report on Form 20-F as filed with the SEC on June 29, 2006, and as updated from time to time in our SEC filings. Should one of these known or unknown risks materialize, or should our underlying assumptions prove incorrect, our future results could be adversely affected, causing these results to differ materially from those expressed in our forward-looking statements. These factors are not necessarily all of the important factors that could cause our actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results. The forward-looking statements included in this release are made only as of the date of this release. We cannot assure you that projected results or events will be achieved. We do not intend, and do not assume any obligation to update any industry information or forward looking information set forth in this release to reflect subsequent events or circumstances. Except as otherwise indicated, the financial information contained in this document has been prepared in accordance with IFRS, and certain elements would differ materially upon reconciliation to U.S. GAAP.

With a workforce of 22,000 people, Technip ranks among the top five corporations in the field of oil, gas and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York and Paris.
The Group’s main operations and engineering centers and business units are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the USA, Brazil, Abu-Dhabi, China, India, Malaysia and Australia.
In support of its activities, the Group manufactures flexible pipes and umbilicals, and builds offshore platforms in its manufacturing plants and fabrication yards in France, Brazil, the UK, the USA, Finland and Angola, and has a fleet of specialized vessels for pipeline installation and subsea construction.

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Investor and Analyst Relations

Xavier d’Ouince		Tel. +33 (0) 1 47 78 25 75
E-mail: xdouince@technip.com

Public Relations

Laurence Bricq		Tel. +33 (0) 1 47 78 26 37
E-mail: lbricq@technip.com

Group website		www.technip.com

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Technip’s shares trade on the following exchanges:

ANNEX I (a)
CONSOLIDATED STATEMENT OF INCOME
IFRS

Euros in Millions	Fourth Quarter		Full Year (Audited)

(except EPS, E/ADS and number of fully diluted
shares)	2006	2005	2006	2005

Revenues	1,982.3	1,384.2	6,926.5	5,376.1

Gross Margin	233.6	108.3	724.4	558.1

Research & Development Expenses	(11.0)	(9.8)	(34.9)	(29.4)
SG&A & Other Operating Income	(108.8)	(67.8)	(329.4)	(297.7)
(Expense)

Operating Income	113.8	30.7	360.1	231.0

Financial Income (Charges)	(16.7)	(31.5)	(61.5)	(88.8)
Income of Equity Affiliates	(3.0)	0.5	(2.6)	1.3

Profit Before Tax	94.1	(0.3)	296.0	143.5

Income Tax	(30.7)	3.7	(94.1)	(43.5)
Minority Interests	(0.4)	(2.0)	(1.8)	(1.7)
Discontinued Operations	-	-	-	(5.0)

Net Income	63.0	1.4	200.1	93.3

Net Income	63.0	1.4	200.1	93.3

Split Accounting & Post-tax Financial	-	12.5	10.0	35.2
Charges on Convertible Bonds

Restated Net Income	63.0	13.9	210.1	128.5

Number of Fully Diluted Shares (1) at
Period End	107,887,749	115,349,102	107,887,749	115,349,102

Fully Diluted EPS (€)	0.58	0.12	1.95	1.11

Fully Diluted E/ADS ($) (2)	0.77	0.14	2.57	1.32

1)	The number of fully diluted shares as of December 31, 2005:
	•	includes shares that would have been issued if all outstanding convertible bonds existing at that time had been redeemed for new shares,
	•	includes shares that would have been issued if stock options had been exercised,
	•	excludes treasury shares.
The number of fully diluted shares as of December 31, 2006:
	•	includes shares that would be issued if stock options were exercised,
	•	excludes treasury shares.

2)	Earnings per American Depositary Share (E/ADS) are in U.S. dollars and, for all periods, are calculated based upon fully diluted EPS in euros converted into US dollars using the Federal Reserve Bank of New York noon buying rate (USD/EUR) of 1.3197 as of December 31, 2006.

ANNEX I (b)
CONSOLIDATED STATEMENT OF CASH FLOWS
IFRS
Audited

	Full Year

	2006	2005

Net Income	200.1	93.3
Depreciation of Property, Plant & Equipment	159.8	143.3
Provision for Convertible Bond Redemption Premium		13.3
Split Accounting of Convertible Bonds	10.0	16.6
Stock Option Charge	2.5	5.4
Long-Term Provisions (Employee Benefits)	17.8	0.7
Reduction of goodwill related to realized income tax loss	9.0
carry forwards
Deferred Income Tax	(26.0)	12.5
Capital (Gain) Loss on Asset Sales	(25.3)	(10.4)
Minority Interests and Other	4.7	1.1

Cash from Operations	352.6	275.8

Change in Working Capital	594.2	618.1

Net Cash Provided by (Used in) Operating Activities	946.8	893.9

Capital Expenditures	(157.2)	(171.4)
Cash Proceeds from Asset Sales and Other	40.4	22.0
Change of scope of consolidation	(3.1)	4.8

Net Cash Provided by (Used in) Investment Activities	(119.9)	(144.6)

Increase (Decrease) in Debt	(6.4)	(90.1)
Capital Increase	30.3	63.8
Dividend Payment	(141.7)	(32.0)
Share Repurchases	(304.5)	(20.1)
Convertible Bond Softcall Adjustment	(63.4)	-

Net Cash Provided by (Used in) Financing Activities	(485.7)	(78.4)

Foreign Exchange Translation Adjustment	(126.2)	82.9

Net Increase (Decrease) in Cash and Equivalents	215.0	753.8

Cash and Equivalents at Period Beginning	2,187.8	1,434.0
Cash and Equivalents at Period End	2,402.8	2,187.8

	(215.0)	(753.8)

ANNEX I (c)
CONSOLIDATED BALANCE SHEET
IFRS, Audited

Euros in Millions	Dec 31,	Dec. 31,
	2006	2005

Fixed Assets	3,241.1	3,244.5
Deferred Taxes and Other Non-Current Assets	115.3	90.0

NON-CURRENT ASSETS	3,356.4	3,334.5

Construction Contracts	226.4	585.0
Inventories, Customer & Other Receivables	1,651.7	1,146.8
Cash & Cash Equivalents	2,402.8	2,187.8

CURRENT ASSETS	4,280.9	3,919.6

Assets Held for Sale	61.5	42.9

TOTAL ASSETS	7,698.8	7,297.0

Shareholders’ Equity (Parent Company)	2,401.3	1,953.7
Minority Interests	15.5	13.9

SHAREHOLDERS’ EQUITY	2,416.8	1,967.6

Convertible Bond	-	650.1
Other Non-Current Debt	676.6	655.2
Non-Current Provisions	124.1	106.3
Deferred Taxes and Other Non-Current Liabilities	161.6	100.4

NON-CURRENT LIABILITIES	962.3	1,512.0

Current Debt	185.9	214.4
Current Provisions	73.8	133.4
Construction Contracts	1,773.8	1,672.4
Accounts Payable & Other Advances Received	2,267.4	1,797.2

CURRENT LIABILITIES	4,300.9	3,817.4

Liabilities Directly Related to Assets for Sales	18.8	-

TOTAL SHAREHOLDERS’ EQUITY & LIABILITIES	7,698.8	7,297.0

Changes in Shareholders’ Equity (Parent Company)

Shareholders’ Equity at December 31, 2005		1,953.7
Full Year 2006 Net Income		200.1
Capital Increase		330.8
Equity Component of Convertible Bond (IAS 32)		(25.6)
Other Impacts of IAS 32 and 39		93.7
Dividend		(141.7)
Treasury Shares		(5.7)
Translation Adjustments and Other		(4.0)
Shareholders’ Equity at December 31, 2006		2,401.3

ANNEX I (d)
TREASURY AND CURRENCY RATES
IFRS
Audited

Euros in Millions	Treasury and Financial Debt

	Dec. 31, 2006	Dec. 31, 2005

Cash Equivalents	1,791	1,448*

Cash	612	740*

Cash & Cash Equivalents (A)	2,403	2,188

Current Debt	186	214

Non Current Debt	677	1,305

Gross Debt (B)	863	1,520

Net Financial Cash (Debt) (A - B)	1,540	668

* In 2005, fixed terms deposits (EUR 826.3 million) were reclassified from Cash to Cash equivalents.

Euro vs. Foreign Currency Conversion Rates

	Statement of Income			Balance Sheet at

				Dec 31	Dec 31	Dec 31
	2006	2005	2004	2006	2005	2004

USD	1.26	1.24	1.24	1.32	1.18	1.36

GBP	0.68	0.68	0.68	0.67	0.69	0.71

     ANNEX II (a)
REVENUES BY REGION
IFRS
Not audited

Euros in Millions	Fourth Quarter			Full Year

	2006	2005	Change	2006	2005	Change

Europe, Russia, C. Asia	305.9	298.9	2.3%	1,399.2	1,383.9	1.1%

Africa	343.4	261.1	31.5%	1,254.4	1,258.4	-0.3%

Middle East	705.2	326.9	115.7%	2,070.7	1,108.1	86.9%

Asia Pacific	206.2	210.1	-1.9%	806.7	583.4	38.3%

Americas	421.6	287.2	46.8%	1,395.5	1,042.3	33.9%

TOTAL	1,982.3	1,384.2	43.2%	6,926.5	5,376.1	28.8%

ANNEX II (b)
SUPPLEMENTAL INFORMATION BY BUSINESS SEGMENT
IFRS
Not audited

Euros in Millions	Q4 2006	Q4 2005	Change	FY 2006	FY 2005	Change

SURF

Revenues	635.8	452.1	40.6%	2,209.2	1,797.6	22.9%

Gross Margin	118.7	25.7	361.9%	373.5	243.7	53.3%

Operating Income	70.3	(2.2)	nm	213.5	118.8	79.7%

Depreciation	(49.6)	(34.4)	44.2%	(132.3)	(107.7)	22.8%

OFFSHORE FACILITIES

Revenues	294.6	263.4	11.8%	1,195.5	1,013.4	18.0%

Gross Margin	41.5	22.4	85.3%	133.1	91.3	45.8%

Operating Income	20.8	7.3	184.9%	83.8	27.1	209.2%

Depreciation	(2.5)	(4.5)	-44.4%	(9.3)	(14.9)	-37.6%

ONSHORE-DOWNSTREAM

Revenues	1,001.8	614.0	63.2%	3,317.8	2,318.2	43.1%

Gross Margin	66.1	52.4	26.1%	189.1	195.1	-3.1%

Operating Income	32.1	25.3	26.9%	73.8	88.3	-16.4%

Depreciation	(2.8)	(3.3)	-15.2%	(10.3)	(11.2)	-8.0%

INDUSTRIES

Revenues	50.1	54.7	-8.4%	204.0	246.9	-17.4%

Gross Margin	7.3	8.0	-8.8%	28.7	28.0	2.5%

Operating Income	3.0	2.5	20.0%	11.3	6.0	88.3%

Depreciation	(0.3)	(0.7)	-57.1%	(1.0)	(2.4)	-58.3%

CORPORATE

Operating Income	(12.4)	(2.2)	463.6%	(22.3)	(9.2)	142.4%

Depreciation	(1.7)	(1.9)	-10.5%	(6.9)	(7.1)	-2.8%

nm = not meaningful

ANNEX II (c)
ORDER INTAKE & BACKLOG
Not audited

Euros in Millions	Order Intake by Business Segment

	Fourth Quarter			Full Year

	2006	2005	Change	2006	2005	Change

SURF	780.6	444.8	75.5%	2,240.9	2,622.9	-14.6%

Offshore Facilities	374.5	55.5	574.8%	787.3	1,258.3	-37.4%

Onshore-Downstream	453.6	744.5	-39.1%	2,914.0	5,752.7	-49.3%

Industries	47.3	78.6	-39.8%	200.9	172.4	16.5%

TOTAL	1,656.0	1,323.4	25.1%	6,143.1	9,806.3	-37.4%

	Backlog by Business Segment at

	Dec. 31,	Dec. 31,	Change
	2006	2005

SURF	2,718.9	2,687.9	1.2%

Offshore Facilities	741.6	1,206.7	-38.5%

Onshore-Downstream	6,650.4	7,126.9	-6.7%

Industries	161.9	148.0	9.4%

TOTAL	10,272.8	11,169.5	-8.0%

	Backlog by Region at

	Dec. 31,	Dec. 31,	Change
	2006	2005

Europe, Russia, C Asia	933.4	961.5	-2.9%

Africa	1,338.4	2,007.8	-33.3%

Middle East	4,939.8	5,099.4	-3.1%

Asia Pacific	1,192.4	1,014.2	17.6%

Americas	1,868.8	2,086.6	-10.4%

TOTAL	10,272.8	11,169.5	-8.0%

	Estimated Backlog Scheduling at December 31, 2006

	SURF	Offshore	Onshore-	Industries	Group
		Facilities	Downstream

2007	1,824	570	3,214	141	5,749

2008	784	172	2,432	14	3,402

2009 and Beyond	111	0	1,004	7	1,122

TOTAL	2,719	742	6,650	162	10,273

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: February 23, 2007
	By:	/s/ Olivier Dubois Olivier Dubois President, Finance and Control Chief Finance Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.